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                            November 18, 2022

       Chris Hollod
       Chief Executive Officer
       Tailwind Acquisition Corp.
       1545 Courtney Avenue
       Los Angeles, CA 90046

                                                        Re: Tailwind
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 7,
2022
                                                            File No. 333-267403

       Dear Chris Hollod:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed November 7, 2022

       Material U.S. Federal Income Tax Consequences, page 256

   1. We note your response to comment 7 and that you intend that the Merger qualifies as a tax-deferred
reorganization pursuant to Section 368(a) of the Code. Please file a tax opinion that supports
this conclusion. To the extent you intend to file a short form tax opinion as Exhibit 8.1,
please also revise your disclosure on page 256 to reflect that the discussion reflects the
opinion of counsel and is not solely a "summary." Refer to Items
                                                        3(k) and 4(a)(6) of
Form S-4, Item 601(b)(8) of Regulation S-K, and Section III.A of Staff
                                                        Legal Bulletin No. 19.
 Chris Hollod
FirstName  LastNameChris
Tailwind Acquisition Corp.Hollod
Comapany 18,
November   NameTailwind
               2022       Acquisition Corp.
November
Page 2     18, 2022 Page 2
FirstName LastName
Exhibits

2. We note your response to comment 6. Section 9.3 of Exhibit 4.4 does not state that the exclusive forum provision does not apply to actions arising under the Securities Act.
         Please revise or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.
       You may contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Danielle Scalzo